

June 16, 2025

Jay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

Re: Oxbridge Re Holdings Limited
Definitive Proxy Statement on Schedule 14A
Filed May 1, 2023
File No. 001-36346

Dear Jay Madhu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program